7B 8/18

BD 8/17

06009760

ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

RECEIVED FEB 16 2006 PROCESSING

SEC FILE NUMBER
8- 164

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 4th Avenue Suite 2200
(No. and Street)

Seattle (City) Washington (State) 98154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Satrnawan (206) 622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum and Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 30 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BM

OATH OR AFFIRMATION

I, Leo Satriawan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of September 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Except as indicated in the footnotes to the consolidated Financial Statements.

STEVEN C. McCLURG COMMISSION EXPIRES NOTARY PUBLIC AUG 15, 2007 STATE OF WASHINGTON

Signature

Chief Financial Officer
Title

Steve McClurg
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Report of Independent Certified Public Accountants on Internal Control Procedure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

RECONCILIATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		September 30, 2005
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2005) of Net Capital, as reported in Part II of the Company's Focus Report (unaudited)		$ 1,080,000
Audit Adjustments:		
Receivables from Broker- Dealers and clearing	$ 92,000	
Other receivables, net	(33,000)	
Accounts payable, accrued expenses and other liabilities	27,000	
Deferred rent payable	(45,000)	
Inventory Haircut, net	103,000	
Total audit adjustments		144,000
NET CAPITAL		$ 1,224,000

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

February 14, 2006

Ms. Dianne DuSault
Supervisor of Examiners
National Association of Securities Dealers
601 Union Street, Suite 1616
Seattle, WA 98101

Re: National Securities Corporation

Dear Ms. DuSault:

We are the auditors for National Securities Corporation and are responding to your letter dated January 18, 2006. We've attached the reconciliation of the original focus report to the September 30, 2005 audited financial statements in accordance with SEC Rule 17a-5(d)(4). Feel free to contact us if you have any further questions.

Very truly yours,

Marcum & Kliegman LLP

Mitchell Watt, CPA
Partner

L:\Clients\National Securities Corporation\2006\Letters\NASD 2 14 06.doc